Capitol Investment Corp. IV

509 7th Street, N.W.

Washington, D.C. 20004

August 11, 2017

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Capitol Investment Corp. IV
Registration Statement on Form S-1
File No. 333-219146

Dear Ms. Mills-Apenteng:

Capitol Investment Corp. IV (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 3:00 p.m., August 15, 2017, or as soon thereafter as practicable.

Very truly yours,
CAPITOL INVESTMENT CORP. IV

By:	/s/ Mark D. Ein
Mark D. Ein Chief Executive Officer